UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 000-29480

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

(Full title of the plan)

HERITAGE FINANCIAL CORPORATION

201 5TH AVENUE S.W.

OLYMPIA, WASHINGTON 98501-1114

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

The Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust (the Plan) is subject to ERISA and elects to file Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Furnished herewith are the financial statements and schedules of the Plan as of December 31, 2006 and 2005 and for the year ended December 31, 2006.

FINANCIAL STATEMENTS AND EXHIBITS

(a)	FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006

Notes to Financial Statements

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions as of December 31, 2006

(b)	EXHIBIT

Exhibit 23 - Consent of KPMG LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused the annual report to be signed by the undersigned hereunto duly authorized.

Date: June 20, 2007	HERITAGE FINANCIAL CORPORATION 401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

	BY:	/s/ Brian L. Vance
	NAME:	Brian L. Vance
	TITLE:	President & Chief Executive Officer

	BY:	/s/ Edward D. Cameron
	NAME:	Edward D. Cameron
	TITLE:	Chief Financial Officer

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Financial Statements and Supplemental Schedules

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm

The Board of Directors

Heritage Financial Corporation 401(k)

Employee Stock Ownership Plan and Trust

Olympia, Washington

We have audited the accompanying statements of net assets available for benefits of the Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust (the Plan) as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules H, line 4i – Schedule of Assets (Held at End of Year) and line 4j – Schedule of Reportable Transactions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Seattle, Washington

June 20, 2007

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets:
Participant directed investments at fair value:
Registered investment company funds	$9,003,882	7,196,854
Money market funds	978,176	800,839
Participant loans	54,033	69,226

	10,036,091	8,066,919

Nonparticipant directed investments at fair value:
Heritage Financial Corporation common stock	10,900,571	9,886,197
Money market funds	4,386	1,335

	10,904,957	9,887,532

Total investments	20,941,048	17,954,451

Receivables:
Employer contributions	481,807	423,750
Participant contributions	34,591	27,741
Accrued investment income	4,586	2,548

Total receivables	520,984	454,039

Total assets	21,462,032	18,408,490

Liabilities:
Loan payable to Heritage Financial Corporation	740,309	829,501
Excess deferrals	450	9,052
Accounts payable and other	18,624	9,063

Total liabilities	759,383	847,616

Net assets available for benefits	$20,702,649	17,560,874

See accompanying notes to financial statements.

2

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2006

Additions:
Investment income:
Net appreciation in fair value of investments	$1,090,574
Interest	49,074
Dividends	475,563

1,615,211

Contributions:
Participant salary deferrals	851,890
Participant rollovers	270,229
Employer	698,962
ESOP loan payments	101,740

1,922,821

Total additions	3,538,032

Deductions:
Benefits paid to participants	227,470
Administrative expenses	101,701
Interest expense	67,086

Total deductions	396,257

Net increase	3,141,775

Net assets available for benefits, beginning of year	17,560,874

Net assets available for benefits, end of year	$20,702,649

See accompanying notes to financial statements.

3

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to financial Statements

December 31, 2006 and 2005

(1)	Description of Plan

The following description of the Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

Heritage Financial Corporation (the Company) is a bank holding company with headquarters in Olympia, Washington.

The Plan is a qualified defined contribution plan established by the Company under the provisions of Section 401(a) and Section 4975(e)(7) of the Internal Revenue Code (IRC) with salary reduction and employer stock ownership features for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan is administered by the KSOP Committee, which consists of certain officers and employees of the Company. U.S. Bank serves as the trustee.

(b)	Eligibility

Employees of the Company are generally eligible to participate in the Plan after three months of service, providing they worked at least 250 hours during a three-month period and have reached the age of twenty-one.

(c)	Contributions

Participants may elect to contribute up to the lesser of 75% of their eligible compensation or $15,000 (in 2006), subject to certain limitations under the IRC. Additionally, participants over age 50 may make catch-up contributions up to $5,000 (in 2006). Participants may also contribute amounts representing distributions from other qualified plans.

The Company makes contributions to participant accounts as follows:

1)	a matching contribution equal to 50% of the participant’s contribution up to 6% of the participant’s eligible compensation.

2)	required contribution of 2% of the participant’s eligible compensation.

3)	discretionary contributions beyond the required 2% contribution.

4)	Employee Stock Ownership Plan (ESOP) allocation calculated based on the current year ESOP loan principal and interest payment. See note 3.

During 2006, the Company’s discretionary contribution totaled 2.5% of eligible compensation. Company contributions are made in the form of Heritage Financial Corporation common stock. Participants who do not have at least 1,000 hours of service during the Plan year are not eligible for the matching contributions. Participants who do not have at least 1,000 hours of service during the Plan year and are not employed on the last working day of a Plan year, are not eligible for an

4	(Continued)

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to financial Statements

December 31, 2006 and 2005

allocation of nonmatching Company contributions for that year except in the event of the participant’s death, disability or retirement. Employer contributions to the Plan are invested primarily in shares of Company stock. In 2006, the Company met the minimum funding requirements as defined by ERISA.

(d)	Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings net of expenses. Allocations are made on a quarterly basis and based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(e)	Vesting

Vesting in the Company’s contributions plus earnings thereon is based on years of continuous service. A participant’s matching contribution is 100% vested after six years of credited service or upon death, disability or retirement with 20% vesting at two years of service increasing by an additional 20% with each additional year of service. All other employer contributions are 100% vested after seven years of credited service or upon death, disability or retirement with 20% vesting at three years of service increasing by an additional 20% with each additional year of service.

(f)	Investment Options

The Plan’s ESOP component is designed to invest primarily in Company common stock in order to comply with Section 4975(e)(7) of the IRC and Income Tax Regulation 54.4975-11. The Plan’s assets are maintained in funds and Company stock held in a trust account at U.S. Bank. Upon enrollment in the Plan, a participant may direct his or her employee contributions in 1% increments among five registered investment company funds, a money market fund, and Company stock.

Participants may make changes to their deferral amounts and investment options for new deferrals and may reallocate their account at the beginning of each quarter. Contributions may be temporarily held as cash balances prior to the execution of the investment according to the participant’s direction.

Because investments in Company stock are not diversified, this investment may present higher than average volatility. Therefore, the Plan states that a participant is limited to investing no more than 20% of his or her 401(k) deferrals into Company stock.

(g)	Payment of Benefits

No distributions from the Plan will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, to his or her legal representatives), becomes disabled or otherwise terminates employment with the Company. Distributions are made in cash, Company stock, or both.

Benefit distributions are based on the participant’s vested account balance and may be distributed in a lump sum, installments over a period of not more than the participant’s life expectancy, or through the purchase of an annuity if the participant’s vested account balance is greater than $5,000.

5	(Continued)

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to financial Statements

December 31, 2006 and 2005

Under certain conditions, participants, while still employed by the Company, are permitted to withdraw in a single sum, the employee contribution portion of their account balance. These conditions include unreimbursed medical expenses, the purchase of the participant’s principal residence, the payment of postsecondary education tuition or to prevent eviction or foreclosure from the participant’s principal residence. A participant’s right to make deferrals to the Plan will be suspended for 6 months after the receipt of a hardship withdrawal.

The Plan has the right to automatically distribute participant accounts upon termination of service for participants with balances not exceeding $1,000 as a lump sum distribution.

(h)	Diversification

Participants who are at least age 55 with 10 years of participation in the Plan may elect to diversify a portion of their account invested in Company stock. The qualified election period is the six-year period commencing with the Plan year in which the participant becomes a qualified participant. In each of the first five years, a participant may diversify up to 25% of the number of shares allocated to his or her account, less any shares previously diversified. In the sixth year, the diversification percentage changes to 50%.

(i)	Voting and Dividend Rights

No participant shall have any voting or dividend rights or other rights of a stockholder prior to the time that shares are allocated to the participant.

Each participant is entitled to exercise voting rights attributable to the shares of Company stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised.

(j)	Forfeitures

Forfeitures may be used to reduce employer contributions. At December 31, 2006 and 2005, forfeited nonvested accounts totaled $24,687 and $40,362, respectively. Forfeitures used to reduce employer contributions during 2006 totaled $48,156.

(k)	Participant Loans

Participants may borrow, upon written application, any amount provided that the aggregate amount of all outstanding loans to the participant from the Plan and from any other qualified plan maintained by the employer, including accrued interest thereon, shall not exceed the lesser of $50,000 or 50% of the participant’s vested account balance. Loan terms shall not exceed five years, except for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates. Principal and interest is paid ratably not less than quarterly through payroll deductions. The interest rate on outstanding loans as of December 31, 2006 ranged from 4.25% to 6.50% and the loans mature through March 2014.

6	(Continued)

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to financial Statements

December 31, 2006 and 2005

(l)	Administrative Expenses

Administrative expenses including trust, recordkeeping, audit, and investment fees are paid by the Plan. Some other expenses may be paid by the Company.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Risks and Uncertainties

The Plan allows participants to direct contributions into a money market fund, various registered investment company funds, and Company stock. Company contributions are used to purchase Company stock. The underlying investment securities of these funds and Company stock are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain underlying investment securities and the level of uncertainty related to changes in the value of the funds and the Company stock, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Participants should refer to Heritage Financial Corporation’s annual and quarterly financial statements filed with the Securities and Exchange Commission (Form 10K and 10Q) regarding risks associated with Company stock.

(d)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment company funds and the Company stock are valued at quoted market prices. Fair value of the Company stock is based on the closing price of stock on the NASDAQ National Market System on the last trading day of the Plan year. Participant loans and money market funds are valued at cost.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis. Realized gains and losses from security transactions are reported on the moving average method. Net appreciation in fair value of investments represents the change in fair value from one period to the next and realized gains and losses.

7	(Continued)

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to financial Statements

December 31, 2006 and 2005

(e)	Payment of Benefits

Benefits are recorded when paid. At December 31, 2006 and 2005, assets allocated to withdrawing participants totaled $135,839 and $10,453, respectively.

(f)	Reclassifications

Certain amounts included in the 2005 trust statements were reclassified to conform to the current year presentation.

(3)	Leveraged ESOP Feature

The Plan purchased shares of the Company’s stock using the proceeds of a borrowing from the Company and holds the stock in a trust established under the Plan. The borrowing is to be repaid over a period of 15 years by deductible Company contributions to the trust fund.

Under the ESOP feature of the Plan, the Company is obligated to make contributions in cash to the Plan which, when aggregated with the Plan’s dividends and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its term indebtedness to the Company. As the Plan makes each payment of principal and interest, an appropriate percentage of stock is allocated to eligible employees’ accounts in accordance with applicable regulations under the IRC.

The loan is collateralized by all unallocated shares of Company stock. The lender has no rights against shares once they are allocated under the Plan. Accordingly, the table below presents separately the assets and liabilities and changes therein pertaining to:

(a)	accounts of employees with rights in allocated stock and

(b)	stock not yet allocated to employees.

The Plan’s ESOP assets at year-end are summarized as follows:

	2006		2005
	Allocated	Unallocated	Allocated	Unallocated
Heritage Financial Corporation common stock, at fair value	$3,724,429	1,397,151	3,415,043	1,600,613
Cash	348	2	134	—
Accrued investment income	1	—	—	868
Loan payable to Heritage Financial Corporation	—	(740,309)	—	(829,501)

Net ESOP assets	$3,724,778	656,844	3,415,177	771,980

8	(Continued)

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to financial Statements

December 31, 2006 and 2005

The ESOP component’s change in net assets is summarized as follows:

	Year ended December 31, 2006
	Allocated	Unallocated
Heritage Financial Corporation common stock:
Net appreciation in fair value of investments	$57,756	26,229
Interest and dividends	109,233	53,672
Loan payments	—	101,740
Shares released	229,691	(229,691)
Fund transfers	(7,718)	—
Distributions to participants	(61,712)	—
Administrative expense	(17,649)	—
Interest expense	—	(67,086)

Net increase (decrease)	309,601	(115,136)

Net assets, beginning of year	3,415,177	771,980

Net assets, end of year	$3,724,778	656,844

In January 1998, the Plan borrowed $1,323,000 from the Company to purchase shares of the Company’s stock. The loan matures January 2013 and will be repaid in monthly installments of $13,023 primarily from the Company’s contributions. Interest is accrued at a rate of 8.5% per annum.

The repayment schedule for principal is as follows:

Year ended December 31:
2007	$97,076
2008	105,657
2009	114,996
2010	125,161
Thereafter	297,419

Total	$740,309

9	(Continued)

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to financial Statements

December 31, 2006 and 2005

(4)	Investments

The following investments represent 5% or more of the Plan’s net assets available for benefits at the end of the year:

	2006	2005
Heritage Financial Corporation common stock	$10,900,571	9,886,197
Fidelity Advisory Mid Cap Fund, Class A	1,635,329	1,239,309
Frank Russell Equity I Fund, Class I	1,241,700	1,023,753
Frank Russell International Fund, Class I	1,278,267	1,017,094
Frank Russell Equity Q Fund, Class I	1,274,677	1,024,926

The Plan’s investments appreciated during the year as follows:

	Year ended December 31, 2006
	Participant directed	Nonparticipant directed	Total
Registered investment company funds	$972,455	—	972,455
Common Stock	—	118,119	118,119

	$972,455	118,119	1,090,574

(5)	Nonparticipant directed investments

The following information details the net assets and changes in net assets available for benefits relating to the nonparticipant directed funds as of December 31, 2006 and 2005 and for the year ending December 31, 2006:

	2006	2005
Net assets:
Assets:
Heritage Financial Corporation common stock	$10,900,571	9,886,197
Money market funds	4,386	1,416
Employer contributions receivable	481,807	423,750
Participant contributions receivable	3,730	—
Fund transfers	—	3,132
Accrued investment income	33	16
Loan payable to Heritage Financial Corporation	(740,309)	(829,501)
Excess deferrals	(43)	(555)
Accounts payable and other benefits	(6,333)	(7,227)

	$10,643,842	9,477,228

10	(Continued)

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to financial Statements

December 31, 2006 and 2005

Year ended December 31, 2006
Changes in net assets:
Additions:
Investment income:
Net appreciation in fair value of investments	$118,119
Interest	948
Dividends	334,510
Contributions:
Participant salary deferrals	95,258
Participant rollovers	106,214
Employer	698,962
ESOP loan payments	101,740
Fund transfers	(36,984)
Loan payments	2,988

Total additions	1,421,755

Deductions:
Benefits paid to participants	145,020
Administrative expenses	43,035
Interest expense	67,086

Total deductions	255,141

Net increase	1,166,614

Net assets available for benefits, beginning of year	9,477,228

Net assets available for benefits, end of year	$10,643,842

The information related to the Heritage Financial Corporation Common Stock Fund included in the statements of net assets available for benefits and the above disclosure includes both participant and nonparticipant directed investments. These amounts cannot be separately determined. As allowed under Statement of Position 99-3, the entire investment is deemed to be nonparticipant directed for purposes of this disclosure.

(6)	Plan Termination

The Company reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon termination of the Plan, participant accounts become fully vested and will be distributed to the participant or his or her beneficiary at the time prescribed by the Plan terms and the IRC. Upon termination of the Plan, the trustee will direct the Plan administrator to pay all liabilities and expenses of the trust fund and to sell shares of unallocated stock to the extent it determines such sale necessary to repay the loan. Remaining unallocated shares will be allocated to participants.

11	(Continued)

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to financial Statements

December 31, 2006 and 2005

(7)	Tax Status

The Plan obtained its latest determination letter on October 25, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(8)	Related Party and Party in Interest Transactions

The Plan’s assets, which consist primarily of shares of Company stock, registered investment company funds, and U.S. Bank money market fund, are held by U.S. Bank, the trustee of the Plan. The Company’s contributions are held and managed by the trustee, which invests cash received, interest and dividend income, and makes distributions to participants. The record keeper administers the payment of interest and principal on the loan, which is reimbursed to the trustee through contributions determined by the Company.

Certain administrative functions are performed by officers or employees of the Company. No officer or employee receives compensation from the Plan.

For the year ended December 31, 2006, the Plan paid U.S. Bank $47,636 for services as trustee and asset custodian of the Plan. For the year ended December 31, 2006, the Plan paid $54,065 to other service providers that are defined as a Party in Interest under ERISA.

(9)	Subsequent Events

Effective January 1, 2007, administrative changes were made to reduce vesting of contributions from seven years to six years and the diversification of Heritage Financial Corporation stock funds to comply with the requirements of the Pension Protection Act of 2006.

(10)	Reconciliation of Financial Statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$20,702,649	17,560,874
Amounts allocated to withdrawing participants	(135,839)	(10,453)

Net assets available for benefits per Schedule H of Form 5500	$20,566,810	17,550,421

12	(Continued)

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to financial Statements

December 31, 2006 and 2005

The following is a reconciliation of benefits paid to participants per the financial statements to Schedule H of Form 5500:

Year ended December 31, 2006
Benefits paid to participants per the financial statements	$227,470
Less amounts allocated to withdrawing participants at end of prior year	(10,453)
Add amounts allocated to withdrawing participants at year-end	135,839

Benefits paid to participants per Schedule H of Form 5500	$352,856

The following is a reconciliation of investment income per the financial statements to Schedule H of Form 5500:

Year ended December 31, 2006
Per financial statements:
Net appreciation in fair value of investments	$1,090,574
Interest and dividends	524,637

$1,615,211

Per Schedule H of Form 5500:
Interest	$49,074
Dividends	334,510
Net gain on sale of assets	50,757
Unrealized appreciation of assets	67,363
Net investment income from registered investment companies	1,113,507

$1,615,211

13	(Continued)

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

EIN: 91-1618099

Plan Number: 003

Form 5500, Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current value
	Participant directed investments:
	Registered investment company funds:
	Frank Russell Fixed Income I Fund, Class I	31,085	shares	$667,915	641,288
	Frank Russell Fixed Income III Fund, Class I	61,963	shares	641,413	642,554
	Frank Russell Equity I Fund, Class I	37,616	shares	1,061,003	1,241,700
	Frank Russell Equity II Fund, Class I	9,714	shares	309,824	276,854
	Frank Russell International Fund, Class I	27,008	shares	956,598	1,278,267
	Frank Russell Emerging Markets Fund, Class S	12,428	shares	165,150	258,002
	Frank Russell Real Estate Securities Fund, Class S	5,626	shares	222,080	307,292
	Frank Russell Equity Q Fund, Class I	34,073	shares	1,114,727	1,274,677
	Fidelity Advisory Mid Cap Fund, Class A	66,288	shares	1,465,300	1,635,329
*	First American Equity Index Fund, Class Y	38,031	shares	796,913	998,701
	T. Rowe Price Blue Chip Growth Fund	12,573	shares	387,245	449,219
*	U.S. Bank – First American Prime Obligation Fund	978,175	units	978,175	978,175
*	Participant loans	Interest rates of 4.25% –6.50%,		54,033	54,033
		maturing through March 2014

				8,820,376	10,036,091

	Nonparticipant directed investments:
*	Heritage Financial Corporation common stock	439,362	shares	5,389,846	10,900,571
*	U.S. Bank – First American Prime Obligation Fund	4,386	units	4,386	4,386

				5,394,232	10,904,957

				$14,214,608	20,941,048

*	A party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

14

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

EIN: 91-1618099

Plan Number: 003

Form 5500, Schedule H, Line 4(j) – Schedule of Reportable Transactions

Year ended December 31, 2006

(a) Identity of party involved	(b) Description of assets	(c) Number of purchases	(d) Purchase price	(d) Number of sales or disbursements	(f) Selling price	(d) Book value at sale	(h) Net gain (loss)
Category (iii) – Series of transactions in excess of 5% of plan assets at January 1, 2006:
First American Prime Obligation	Money Market Fund	143	$1,247,256	117	1,244,288	1,244,288	—
Heritage Financial Corporation	Company Stock	47	1,014,232	41	102,243	51,488	50,755

Note: Participant and nonparticipant directed transactions are included in the company stock as it is not possible to segregate the transactions.

See accompanying report of independent registered public accounting firm.

15